FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

On January 12, 2014, the Registrant filed an immediate report with the Israeli Securities Authority pursuant to which it reported the results of the Special General Meeting of the Shareholders of the Company convened on January 12, 2014, as follows:

1.	To approve that the provisions of the Compensation Policy attached as Annex A to the Proxy be applied to the presiding CEO, in relation to variable compensation .
.
The shareholders resolved to vote for the proposal.

The amount of shares voted: 23,843,913
The amount of shares voted for: 21,979,767

The amount of shares/securities voted which were not classified  as shares   held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder : 8,799,508 of which 6,941,515 voted for approval of the transaction and  of which 1,851,613 voted against approval of the transaction.

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or an interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder :78.88%

The percentage of voters who voted against, out of the total voting rights in the Company: 6.23%

In addition , the following two resolutions were also approved by the shareholders:

1.	To approve the Compensation Policy for officers of the Company, in the form attached hereto as Annex A to the Proxy.

2.	To approve that the provisions of the Compensation Policy attached as Annex A to the Proxy be applied to the presiding Chairman of the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  January 13, 2014